FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 27 July 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Director Change	20 July 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	27 July 2004
Sarah Billington Manager Shareholder Services

Director Change

As a result of her length of service on the Board of British Airways Plc, Baroness O'Cathain is no longer considered independent under the new Combined Code and is therefore no longer able to serve on the Audit Remuneration or Nominations Committees. Although re-elected at this morning's annual general meeting for a further period of one year, she feels that because of her perceived lack of independence, and inability to serve on the Committees of the Board due to the Combined Code, she has decided to retire as a director once a suitable replacement has been appointed. It is expected that this will happen before the end of the year and a further announcement will be made in due course.

20 July 2004